Exhibit 99.1

Translation of the press release issued by our subsidiary OJSC VimpelCom on May 28, 2012 in relation to the Moscow court order of last week on which VimpelCom Ltd already published a release last Friday.

Moscow (May 28, 2012) – OJSC “Vimpel-Com” announces that the Moscow Arbitration Court has issued a new, expanded injunction order in connection with the previously announced claim by the Russian Federal Anti-monopoly Service (“FAS”). The injunction order is related to the previously disclosed claims brought by the FAS against two of the largest shareholders of VimpelCom Ltd, Telenor East Holding II AS and Weather Investments II S.a r.l., in the Moscow Arbitration Court.

The injunction order states that it prohibits OJSC VimpelCom, VimpelCom Ltd. and VimpelCom Holdings B.V., and their respective management bodies (CEOs and members of the boards of directors) from giving effect to the resolutions of the Annual General Shareholders Meeting (“AGM”) of the OJSC VimpelCom, which was held on May 21, 2012, including:

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Prohibiting the payment of dividends to shareholders of OJSC VimpelCom based on the results of operations in 2011, and the transfer of the cash intended for dividend distribution to the accounts of OJSC VimpelCom or other companies with foreign banks;

•	Prohibiting the external auditors elected at the OJSC VimpelCom AGM which was held on May 21, 2012 from exercising the powers conferred on them;

•	Prohibiting the board of directors of OJSC VimpelCom elected at the OJSC VimpelCom AGM from exercising their powers pursuant to the charter of OJSC VimpelCom; and

•	Prohibiting the taking of other actions and steps designated to transfer the indicated funds out of OJSC VimpelCom.

OJSC VimpelCom intends to appeal this extended injunction order. At the moment OJSC VimpelCom is conducting a comprehensive analysis of the scope and potential impact on the business of OJSC “VimpelCom” and its financial position. Based on the preliminary analysis OJSC VimpelCom does not expect any substantial risks for its operations, including realization of the current and planned investment projects.

About OJSC “VimpelCom”

OJSC “VimpelCom” is a subsidiary of VimpelCom Ltd,, one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2012 VimpelCom had 209 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com